EXHIBIT 99.7

Second Quarterly Report

on the Economy, Fiscal Situation,

and Outlook

Fiscal Year 2007/08

Six Months

April – September 2007

British Columbia Cataloguing in Publication Data

British Columbia. Ministry of Finance.

Quarterly report on the economy, fiscal situation and Crown corporations. — ongoing–

Quarterly.

Title on cover: Quarterly report.

Continues: British Columbia. Ministry of Finance.

Quarterly financial report. ISSN 0833-1375.

ISSN 1192-2176 — Quarterly Report on the economy, fiscal situation and Crown corporations.

1. Finance, Public — British Columbia — Accounting — Periodicals. 2. British Columbia — Economic conditions — 1945 — Periodicals.*

3. Corporations, Government — British Columbia — Accounting — Periodicals. I. Title.

HJ13.B77        354.711’007231’05

TABLE OF CONTENTS

2007/08 Second Quarterly Report	November 30, 2007

Summary	3
Part One — Updated Financial Forecast

Introduction	5
Financial results at September 30, 2007	6
Revenue	7
Commercial Crown corporation income	8
Expense	8
Consolidated revenue fund expense	8
Service delivery agency expenses	10
Full-time equivalents (FTEs)	10
Provincial capital spending	11
Provincial debt	12
Taxpayer-supported debt	12
Self-supported debt	13
Risks to the fiscal plan	13
Tables:
1.1 2007/08 Forecast Update	6
1.2 2007/08 Notional Allocations to Contingencies	9
1.3 2007/08 Capital Spending Update	11
1.4 2007/08 Provincial Debt Update	12

Part Two — Economic Review and Outlook

Summary	15
Comparison to private sector forecasts	15
Recent economic developments	16
External environment	17
United States	17
Canada	20
Other economies	21
Financial markets	22
Commodity markets	24
British Columbia economic developments	26
External trade	26
Labour market	27
Demographic developments	27
Domestic demand	28
British Columbia economic outlook	29
Risks to the outlook	30

Second Quarterly Report 2007/08

Table of Contents

Tables:
2.1 British Columbia Economic Indicators	17
2.2 Private Sector Canadian Three Month Treasury Bill Interest Rate Forecasts	22
2.3 Private Sector Canadian 10-year Government Bond Interest Rate Forecasts	23
2.4 Private Sector Exchange Rate Forecasts	24
2.5 Current Economic Statistics	31
Topic Box:
Provincial Economic Accounts Update	32

Appendix

Financial Results: Six Months Ended September 30, 2007 and 2007/08 Full-Year Forecast

Tables:
A.1 Operating Statement	35
A.2 Forecast Update — Changes from Budget 2007	36
A.3 Revenue by Source	38
A.4 Expense by Ministry, Program and Agency	39
A.5 Expense by Function	40
A.6 Updated Revenue Assumptions	41
A.7 Updated Expense Assumptions	45
A.8 Service Delivery Agency Operating Results	46
A.9 Full-Time Equivalents	48
A.10 Capital Spending	48
A.11 Capital Expenditure Projects Greater Than $50 Million	49
A.12 Provincial Debt	50
A.13 Statement of Financial Position	51

SUMMARY

2007/08 Second Quarterly Report	November 30, 2007

2007/08 Updated Financial Forecast

		2007/08
	2006/07		Updated
($ millions)	Actual	Budget	Forecast	Variance
Revenue	38,504	37,390	39,165	1,775
Expense	(34,184)	(36,240)	(36,540)	(300)
Negotiating Framework incentive payments	(264)	—	—	—
Surplus before forecast allowance	4,056	1,150	2,625	1,475
Forecast allowance	—	(750)	(500)	250
Surplus	4,056	400	2,125	1,725
Capital spending:
Taxpayer-supported capital spending	3,366	3,864	4,206	342
Total capital spending	4,349	5,156	5,533	377
Provincial Debt:
Taxpayer-supported debt	25,874	27,803	26,367	(1,436)
Total debt	33,347	36,837	34,908	(1,929)
Taxpayer-supported debt-to-GDP ratio	14.4%	14.8%	13.9%	—0.9%
Total debt-to GDP ratio	18.6%	19.6%	18.4%	—1.2%
Debt-to-GDP trends (3-year moving average)
Taxpayer-supported debt-to-GDP ratio	16.2%	15.2%	14.8%	—0.4%
Total debt-to GDP ratio	20.6%	19.7%	19.1%	—0.6%

Stronger financial results in 2007/08

•                  The 2007/08 forecast surplus has improved to $2.1 billion, $525 million higher than the surplus forecast in the first Quarterly Report.

•                  Revenue is up $635 million mainly due to prior year income tax adjustments and a resulting higher estimate of the 2007 tax base. Other revenue increases reflect improvements in property transfer tax, federal transfers and commercial Crown corporation net income. These improvements are partially offset by a reduction in natural resource revenue due to declining lumber and natural gas prices, and the higher Canadian dollar. Forecast natural resource revenues are now down $754 million from budget.

•                  The spending forecast is up $110 million from the first Quarterly Report, reflecting higher forest management program expenses, additional spending related to one-time federal funding and higher net spending by service delivery agencies, partially offset by lower projections for Crown land grants, Vancouver Island Gas Pipeline Assistance Agreement charges and interest costs.

•                  The impact of the Musqueam Agreement is not currently reflected in the fiscal plan pending resolution of several factors, including land transfers and valuations. Government plans to conclude these arrangements by the end of 2007/08.

•                  At $4.2 billion, taxpayer-supported capital spending for 2007/08 is largely unchanged from the first Quarterly Report, with any differences primarily due to the timing of spending on projects.

•                  Government plans to retain approximately $1 billion out of the 2007/08 surplus to address additional priority items and help finance updates to the capital plan over the next few years.

•                  Taxpayer-supported debt is expected to increase $493 million by year-end. Despite the net increase in debt, the key taxpayer-supported debt-to-GDP ratio is projected to decline to 13.9 per cent.

Economic outlook

•                  Recent economic indicators demonstrate that, while BC’s domestic economy continues to show robust growth, exports and manufacturing shipments have declined throughout 2007, a result of the high Canadian dollar combined with falling lumber and natural gas prices.

•                  Risks to BC’s economic outlook include further deterioration in the US economy, volatile commodity prices, the high Canadian dollar and continued instability in global financial markets.

Budget 2008

•                  In preparation for Budget 2008, the Minister of Finance will be consulting with the independent Economic Forecast Council on December 7, 2007 to obtain their views on the North American and BC economic outlook. An updated government economic forecast, incorporating their advice, will subsequently be developed for the February 19, 2008 budget.

PART ONE — UPDATED FINANCIAL FORECAST

2007/08 Second Quarterly Report	November 30, 2007

Introduction

Mainly reflecting additional revenue, the 2007/08 surplus is now forecast to be $2.1 billion, an increase of $525 million compared to the $1.6 billion surplus forecast in the first Quarterly Report and $1.7 billion higher than the budget forecast.

The increased surplus reflects a $619 million improvement in income tax revenue due to prior year income tax adjustments and a higher 2007 tax base. Other major improvements include higher property transfer tax revenue and additional federal funding in support of the Conservation Investments and Incentives Initiative and the Public Health Surveillance Program.

These improvements are partially offset by a further $250 million reduction in natural resource revenue, reflecting lower commodity prices and a higher Canadian dollar, partially offset by higher sales of Crown land drilling rights.

The spending forecast is up $110 million from the first Quarterly Report. The increase in part reflects increased forest management program expenses, spending related to additional federal funding and higher net spending by service delivery agencies (including schools, universities, colleges and health organizations). These increases are partially offset by lower projections for Crown land grants, Vancouver Island Gas Pipeline Agreement (VIGAS) charges, and interest costs.

Program spending pressures and recently announced government initiatives that require funding in 2007/08, but cannot be accommodated within existing ministry budgets, have been allocated to the contingencies vote.

At $4.2 billion, taxpayer-supported capital spending for 2007/08 is largely unchanged from the first Quarterly Report, with any differences primarily due to the timing of spending on projects. Government plans to retain approximately $1 billion out of the 2007/08 surplus to address additional priority items and help finance updates to the capital plan over the next few years.

Taxpayer-supported debt is forecast to be $26.4 billion at year end, $136 million higher than the first Quarterly Report and $493 million higher than at the end of 2006/07. Despite the net increase in debt, the key taxpayer-supported debt-to-GDP ratio is projected to decline to 13.9 per cent by the end of 2007/08.

Despite robust growth in domestic demand this year, there are a number of risks and pressures to the fiscal plan, including volatile natural resource revenues and the high Canadian dollar. As a result, a forecast allowance of $500 million is maintained as continued protection from these risks.

The main changes to the fiscal plan are summarized in Table 1.1.

Updated Financial Forecast

Table 1.1   2007/08 Forecast Update

($ millions)	Changes	Updated Forecast
Budget 2007 Fiscal Plan (February 20, 2007)		400
First Quarterly Report forecast updates: (1)
Total revenue increases	1,140
Total expense increases	(190)
Forecast allowance decrease	250
Net change		1,200
2007/08 surplus – first Quarterly Report		1,600
Second Quarterly Report forecast updates:
Revenue increases (decreases):
Personal income tax
– Prior-year adjustment – stronger 2006 tax assessments	78
– Higher 2007/08 base including robust earnings from higher-income taxpayers in 2007	120
Corporate income tax
– Prior-year adjustments for 2006 and prior years including duty deposit refunds	294
– Higher federal government instalments	127
Property transfer tax – strong housing market	50
Natural gas royalties – lower natural gas prices	(164)
Columbia River Treaty – lower electricity prices and higher Canadian dollar	(45)
Other energy, metals and mineral revenues – higher metal, oil prices and sales of Crown land drilling rights	62
Forest revenue – mainly lower lumber prices and stumpage rates	(120)
– Softwood Lumber Agreement 2006 border tax	32
Health and social transfers – higher personal income tax base	(19)
Other federal contributions – mainly due to one-time contribution to Conservation Investments and Incentives Initiative and higher funding for the Public Health Surveillance Program	55
All other taxpayer supported changes	107
Commercial Crown corporation net income:
LDB – mainly due to higher sales	23
BCRC – mainly delayed asset dispositions	(17)
ICBC – mainly higher investment income	53
Other Crown corporation changes	(1)
Total revenue changes		635
Less expense increases (decreases):
Agriculture and Lands – primarily fewer Crown land grants	(13)
Energy, Mines and Petroleum Resources – reflects a reduction in VIGAS agreement costs	(20)
Forests – mainly additonal forest management program expenses	33
Public Safety and Solicitor General – additional emergency protection costs related to floods	3
Interest costs – mainly reduced debt levels	(41)
CRF expense changes	(38)
Increased ministry expenditures offset by recoveries – primarily resulting from additional one-time federal funding	61
SUCH sector and service delivery agencies:
School districts – revised spending estimates for additional staffing	13
Post-secondary institutions – revised spending estimates	42
Other service delivery agencies net spending changes	32
Total expense changes		110
Net change since the first Quarterly Report		525
2007/08 surplus – second Quarterly Report		2,125

(1) Further details on the first Quarterly Report forecast updates are provided in Appendix Table A.2.

Financial results at September 30, 2007

Financial results for the first six months of the fiscal year show a surplus of $2.4 billion, $1.3 billion higher than expected at the six-month point. Revenues for the April to September period totaled $19.1 billion, $1.0 billion higher than expected and total expenses were $16.7 billion, $0.3 billion lower than expected. Details are shown in the Appendix Tables A.1 to A.13.

Revenue

The 2007/08 updated revenue forecast incorporates year-to-date results for the first six months, more recent personal and corporate income tax assessment information from the federal government for 2006 and prior years, and revised forecasts from ministries, service delivery agencies and commercial Crown corporations.

Revenue is projected to be $635 million higher than the first Quarterly Report forecast and $1.8 billion higher than budget. The main changes from the first Quarterly Report forecast for 2007/08 are:

•                  Personal income tax revenue is up $198 million including a $78 million increase for prior years due to stronger 2006 tax assessment reports. This improved base results in an additional $120 million in 2007/08 including the effect of strong earnings in 2007 from higher income individuals.

•                  Corporate income tax revenue is up $421 million due to $127 million higher instalment payments from the federal government and an additional $294 million prior-year adjustment related to 2006 taxes. Improved 2006 results include one-time revenue from 2005 tax returns and duty deposit refunds under the Softwood Lumber Agreement 2006 (SLA 2006).

•                  Revenue from property transfer tax is expected to be $50 million higher reflecting the continuing high level of housing sales this year.

•                  Natural gas royalties are forecast to be down $164 million reflecting an 11 per cent decline in the average natural gas price, partially offset by improved production volumes. Revenue from other energy, metal and mineral sources is expected to be up $17 million as stronger sales of Crown land drilling rights are partially offset by reduced revenue from Columbia River Treaty electricity sales due to lower prices and a higher Canadian dollar.

•                  Forests revenue is down $88 million primarily due to the effects of reduced stumpage rates reflecting weak lumber prices, a higher Canadian dollar, and the effects of the bark beetle infestation in BC’s interior. These impacts are partially offset by higher revenue from border tax collections resulting from the SLA 2006.

•                  Total health and social transfers are down $19 million reflecting the impact of a higher BC personal income tax base. Other federal contribution changes include:

•                  a one-time $30 million contribution to the Conservation Investments and Incentives Initiative (CIII) fund in late September to support conservation management and economic development in the Great Bear Rainforest; and

•                  a $14 million increase to support control of infectious diseases and outbreaks through the Public Health Surveillance Program.

These increases are fully offset by higher expenses.

Appendix Tables A.3 and A.6 provide more details on the revenue forecast and assumptions.

Commercial Crown corporation income

In total, commercial Crown corporation income projections improved by $58 million since the first Quarterly Report, primarily due to a further $53 million improvement in ICBC’s expected results during government’s 2007/08 fiscal year. ICBC’s revised outlook reflects higher than anticipated investment income and improved premium revenue compared to the projections in the first Quarterly Report, partially offset by higher claims and operating costs and an increase to the adjustment that matches ICBC’s fiscal year to government’s fiscal year.

As well, LDB is projecting a $23 million improvement in its net income, refecting a forecast 6.2 per cent increase in sales. The above improvements are partially offset by a $17 million reduction in BC Rail’s expected results during government’s 2007/08 fiscal year, primarily due to a delay in real estate property disposals to the following year. The projections from the remaining commercial Crown resulted in a combined $1.0 million reduction in net income from their updates in the first Quarterly Report.

Expense

Government expense includes spending for ministries and other programs of the consolidated revenue fund (CRF), combined with the expense of service delivery agencies, including schools, universities, colleges, and health authorities/hospital societies. The total expense forecast of $36.5 billion is $300 million above budget and $110 million higher than the first Quarterly Report.

Appendix Tables A.4 and A.7 provide more details on the expense forecast and assumptions.

Consolidated revenue fund expense

CRF spending is forecast to be $38 million less than the first Quarterly Report projection. The main changes to the 2007/08 forecast since the first Quarterly Report are:

•                  Crown Land Special Account expenditures are expected to be $13 million lower than forecasted due to deferral or cancellation of several Crown land grants.

•                  The Ministry of Energy, Mines, and Petroleum Resources anticipates a $20 million reduction in liabilities associated with the Vancouver Island Gas Pipeline Assistance Agreement.

•                  Forecast expenditures for BC Timber Sales are up $29 million, mainly due to revised forecasts for inventory and recognition of expenses associated with forest roads to be taken out of service. As well, based on the latest information, the updated forecast for direct forest fire fighting costs is $117 million, a $4 million increase to the first Quarterly Report projection.

•                  The Ministry of Public Safety and Solicitor General is projecting an additional $3 million in unanticipated costs ($56 million total) resulting from emergency protection related to floods.

•                  Management of public funds and debt (debt interest) is forecast to be $41 million lower than the first Quarterly Report and $64 million below budget, reflecting significantly lower borrowing requirements for government operating purposes.

All other ministries are forecast to be on budget for 2007/08.

Spending commitments and pressures totaling $44 million have been notionally allocated to contingencies (see Table 1.2). These allocations include:

•                  $13 million to address caseload and safety issues within correctional facilities in BC;

•                  $10 million for flood-mitigation costs under the Provincial Emergency Program (the initial year of a multi-year commitment);

•                  $8 million for expected costs related to the Pickton and other major trials;

•                  $6 million to address requirements for 24/7 staffing in homeless emergency shelters;

•                  $5 million for the Norman B. Keevil Institute of Mining Engineering at UBC; and

•                  $2 million for an enhanced driver’s licence pilot program.

Table 1.2   2007/08 Notional Allocations to Contingencies

($ millions)
Corrections caseload and safety issues	13
New funding for flood prevention strategies	10
Major trials	8
24/7 staffing in emergency shelters	6
Norman B. Keevil Institute of Mining Engineering at UBC	5
Enhanced driver’s licence pilot program	2
Subtotal notional allocations	44
Unallocated contingencies	316
Total contingencies	360

Musqueam Agreement

On November 9, 2007, the government announced a negotiated reconciliation agreement with the Musqueam people to bring a resolution to three court cases. The agreement includes a cash payment of $20.3 million and land transfers in the Lower Mainland involving the University Golf Course lands, Bridgepoint Casino lands and certain lands within the Pacific Spirit Regional Park.

The overall value and provincial cost of the agreement is dependant on several factors involving land transfers and valuations, which will be addressed in the coming months. When this process is complete, the agreement will be finalized and the sources of funding required for implementation will be identified. The government plans to conclude these arrangements by the end of the 2007/08 fiscal year. An update will be provided in the third Quarterly Report.

Service delivery agency expenses

Service delivery agency net spending (i.e. expenses in excess of government transfers) is forecast to be $4.7 billion in 2007/08, largely unchanged from the first Quarterly Report and Budget 2007 projections.

Projected net spending by school districts for 2007/08 is up $13 million compared to the first Quarterly Report, due to increased staffing levels to address class size and composition, and special needs students.

Projected net spending by universities and colleges for 2007/08 is up $42 million compared to the first Quarterly Report. Of this, $30 million reflects an updated estimate of expenses to be funded by external sources, which has no impact to the bottom-line. The increase also reflects increased operating costs for education and research programs.

Projected net spending by health authorities and hospital societies for 2007/08 remains relatively unchanged from the first Quarterly Report and is $36 million lower compared to Budget 2007. The quarterly updates reflect several efficiency and cost saving strategies that the health authorities plan to implement in 2007/08.

The combined health authority/hospital society projected deficit for 2007/08 is $44 million – down $11 million since the first Quarterly Report and down $75 million from the $119 million deficit forecast in Budget 2007. Health authorities’ updated forecasts reflect revenue growth, primarily from one-time sources, and efficiency/cost saving measures that are planned for implementation during 2007/08. There are potential risks to the updated forecasts, as some of the recommended measures may not be fully in place in time to have the projected impact in 2007/08.

Health authorities have committed to continue working with the Ministry of Health in achieving a balanced budget as well as in identifying more sustainable solutions for managing the province’s health care costs through initiatives funded by the $100 million Health Innovation Fund.

Full-time equivalents (FTEs)

The 2007/08 projections for taxpayer-supported FTEs – including ministries, special offices, and service delivery agencies (excluding the SUCH sector) – is unchanged from the first Quarterly Report (see Appendix Table A.9).

Provincial capital spending

Capital spending is needed to build, acquire or replace assets such as roads, schools, post-secondary facilities, hospitals and related major equipment. Under generally accepted accounting principles, capital expenditures are initially accumulated on the balance sheet and then allocated to operating costs over the useful lives of the related assets through annual amortization expense.

Total capital spending is forecast to be $5.5 billion in 2007/08, $65 million lower than the first Quarterly Report (see Table 1.3 and Appendix Table A.10).

Table 1.3  2007/08 Capital Spending Update

		Updated
($ millions)	Changes	Forecast
Budget 2007 capital spending (February 20, 2007)		5,156
First Quarterly Report forecast updates:
Taxpayer-supported changes	393
Self-supported changes	49
Net change		442
Updated capital spending – first Quarterly Report		5,598
Second Quarterly Report forecast updates:
Taxpayer-supported changes:
Education – lower spending for computers, furniture and equipment, and vehicle purchases	(25)
Health facilities – spending on Health Innovation Fund projects	24
BC Transportation Financing Authority – deferred projects pending confirmation of federal cost-sharing	(17)
Vancouver Convention Centre expansion project – spending delays pending completion of Canada Place lobby design	(33)
Total taxpayer-supported changes		(51)
Self-supported changes:
BC Rail – timing of real estate property site preparation costs	(13)
BC Lotteries – new gaming equipment	7
Other	(8)
Total self-supported changes		(14)
Net change since the first Quarterly Report		(65)
Capital spending – second Quarterly Report		5,533

Taxpayer-supported capital spending is down $51 million, mainly reflecting slower than expected spending for education facilities, transportation projects and the Vancouver Convention Centre, partially offset by higher spending for Health Innovation Fund projects.

Self-supported commercial Crown corporation capital spending is down $14 million, mainly reflecting delays in real estate site preparation costs incurred by BC Rail.

Significant capital projects (those with multi-year budgets totaling $50 million or more) are shown in Appendix Table A.11.

Provincial debt

The government and its Crown corporations borrow to finance construction of capital projects or other investments, to refinance maturing debt and to finance working capital needs.

Total provincial debt is projected to be $34.9 billion at March 31, 2008, $148 million higher than the first Quarterly Report. Total provincial debt includes a $500 million borrowing allowance to mirror the operating statement forecast allowance. This allowance is unchanged from the first Quarterly Report as the risks to the forecast identified in the first Quarterly Report still remain.

Table 1.4   2007/08 Provincial Debt Update

($ millions)	Changes	Updated Forecast
Budget 2007 total debt (February 20, 2007)		36,837
First Quarterly Report forecast updates:
Taxpayer-supported debt changes	(1,572)
Self-supported debt changes	(255)
Forecast allowance decrease	(250)
Net change		(2,077)
Updated total debt – first Quarterly Report		34,760
Second Quarterly Report forecast updates:
Taxpayer-supported debt changes:
Government operating:
– reserve to address priority items and future capital spending	1,000
– impact of additonal revenue and working capital changes	(823)
BC Transportation Financing Authority – reflects improved fuel tax revenue and deferral of cost-shared projects pending confirmation of external funding	(31)
Other taxpayer-supported changes	(10)
Total taxpayer-supported changes		136
Self-supported debt changes:
BC Hydro – reflects changes to internal financing of capital projects	15
BC Transmission Corporation – reduced capital spending	(3)
Total self-supported changes		12
Net change since the first Quarterly Report		148
Updated total debt – second Quarterly Report		34,908

Taxpayer-supported debt

In 2007/08, forecast taxpayer-supported debt of $26.4 billion is $136 million higher than the first Quarterly Report, and $493 million higher than at the end of 2006/07. The increase reflects government plans to retain approximately $1 billion out of the 2007/08 surplus to address additional priority items and help finance updates to the capital plan over the next few years. The increase was partially offset by the higher revenue forecast.

Despite the net increase in debt, the key taxpayer-supported debt-to-GDP ratio is projected to decline to 13.9 per cent by the end of 2007/08.

Self-supported debt

Self-supported debt is mainly incurred to finance power generation and distribution projects throughout the province. Self-supported debt is projected to total $8 billion at March 31, 2008, relatively unchanged from the first Quarterly Report.

Risks to the fiscal plan

The major risks to the fiscal plan stem from changes to the main tax bases (personal and corporate income tax, sales and property transfer taxes) that are dependent on economic growth in BC and its trading partners, commodity prices (especially natural gas, lumber and electricity) and exchange rate fluctuations.

As described in the first Quarterly Report, the anticipated slowing of the US economy, particularly in the US housing market, poses a risk to the economic outlook for both BC and Canada. As well, although the updated fiscal plan has incorporated significant reductions in projected natural gas revenues in 2007/08 due to lower prices, the risk has been reduced but not eliminated. North American inventory levels remain high and price volatility is expected to continue.

Other risks to the fiscal plan identified since the first Quarterly Report include:

•                  The high Canadian dollar affects the price of BC’s goods in its export markets, particularly in the US, potentially resulting in a decline in exports. As well, the high dollar may affect consumer spending patterns in urban areas close to the border, resulting in reduced retail activity in those areas.

•                  This update for 2007/08 incorporates estimated fiscal impacts resulting from implementation of the Softwood Lumber Agreement 2006. However, during times when lumber prices are low, the economic impacts are more uncertain. Consequently, this poses additional risk to the economic and revenue forecasts.

•                  The spending forecast contained in the fiscal plan is based on ministry and service delivery agency spending plans and strategies. Changes to planning assumptions, such as utilization or demand rates for government services in the health care or community social services sector, represent a spending risk.

•                  Changes in accounting treatment or revised interpretations of generally accepted accounting principles could affect the bottom line.

PART TWO — ECONOMIC REVIEW AND OUTLOOK(1)

2007/08 Second Quarterly Report	November 30, 2007

Summary

Chart 2.1   Private sector outlook for BC weakens in 2008

Sources: Private sector forecasters

•                  The private sector outlook for BC in 2008 has weakened from 3.3 per cent annual real GDP growth to 3.1 per cent. For 2007, average annual real GDP growth remains at 3.1 per cent.

•                  Risks to British Columbia’s economic outlook include further deterioration in the US economy (particularly in the US housing sector), volatile commodity prices, the high Canadian dollar and continued instability in global financial markets. On balance, these place increased downside risk to the outlooks for 2008 and 2009.

•                  Recent economic indicators demonstrate that British Columbia’s domestic economy has performed well in 2007, with growth in retail sales and housing starts remaining robust. However, exports and manufacturing shipments have declined throughout 2007.

•                  In preparation for Budget 2008, the Minister of Finance will meet with the independent Economic Forecast Council on December 7, 2007 to obtain their views on the economic outlook. A revised five-year economic forecast will then be developed for Budget 2008, to be released February 19, 2008.

Comparison to private sector forecasts

Private sector forecasts for 2007 have remained fairly consistent since the first Quarterly Report was released on September 14, 2007. At that time, the average of seven private sector forecasts was 3.1 per cent for BC’s real GDP growth in 2007. As of November 21, 2007, the private sector average for 2007 remained at 3.1 per cent, making BC fifth highest among provinces in economic growth projections.

(1)  Reflects information available as of November 21, 2007

Considerable variation exists among outlooks for Canada’s regional economies (see Chart 2.2), as private sector forecasters expect western Canada to perform much better than the central and eastern provinces. This is certainly noticeable in Ontario and Quebec, which have been hit hard by an extremely strong Canadian dollar and weaker than expected demand from the US. Newfoundland is the one exception to this trend, as private sector forecasters expect economic growth in Canada’s eastern-most province to reach 6.8 per cent in 2007, before declining to 1.4 per cent in 2008.

Chart 2.2   BC’s economic growth expected to be robust in 2007 and 2008

Source: Seven private sector forecasters, as of November 21, 2007

Some forecasters have cited increased demand from Asia, particularly from China and India, as well as revitalized trade with Japan as sources of BC’s economic growth. Private sector economists also note BC’s strong growth in the service and construction sectors, partly related to preparations for the 2010 Winter Olympics.

Private sector forecasters are now expecting provincial economic growth next year to be slightly lower than previous projections, as forecasts for 2008 are currently averaging 3.1 per cent, down from the average forecast of 3.3 per cent at the time of the first Quarterly Report. Some forecasters have noted that BC’s forestry and manufacturing sectors are suffering from both the high Canadian dollar and reduced demand due to the collapse of the US housing market.

Recent Economic Developments

Indicators of economic performance so far in 2007 confirm that British Columbia is again experiencing strong domestic growth this year. Weakness in export markets has been partly offset by a very healthy domestic economy. The six major indicators in Table 2.1 outline BC’s economic performance in the first nine months of 2007 compared to the same period a year ago. Employment has grown steadily year-to-date to September, rising 3.2 per cent relative to the first nine months of 2006. Despite modest growth over the last two quarters, this places BC second in job growth among Canadian provinces for the period, behind only Alberta.

Table 2.1   British Columbia Economic Indicators

			Year-to-Date
	Apr. to Jun. 2007	Jul. to Sep. 2007	Jan. to Sep. 2007
	change from	change from	change from
All data seasonally adjusted	Jan. to Mar. 2007	Apr. to Jun. 2007	Jan. to Sep. 2006
	Per cent change
Employment	+0.1	+0.3	+3.2
Manufacturing shipments	+1.9	-2.6	-2.1
Exports	–0.5	-6.9	-4.1
Retail sales	+2.8	+0.5	+7.0
Housing starts	–1.3	7.4	+3.2
Non-residential building permits	16.3	-32.6	+10.7

Exports, however, have fallen 4.1 per cent year-to-date to September compared to the same period a year ago. The performance of BC’s export sector so far in 2007 places it last among provinces. The high Canadian dollar and falling lumber prices have contributed to this decline.

Manufacturing shipments have also dropped year-to-date to September, declining 2.1 per cent compared to the first nine months of 2006. The falling value of shipments of wood products has been a major contributor to this decline.

Retail sales, however, have continued to show robust growth year-to-date to September, reflecting the strong consumer confidence maintained by British Columbians. Housing starts in BC have also shown positive growth year-to-date to September, increasing 3.2 per cent relative to the same period in 2006. Although housing starts have not increased at the same surging pace as in previous years, they have risen overall through 2007 despite earlier private sector expectations for negative growth.

Non-residential building permits have risen year-to-date to September 2007, climbing 10.7 per cent compared to the first nine months of 2006. This growth was fuelled by a 25.1 per cent lift in commercial permits, which offset declines in institutional and industrial permits. However, the July to September quarter showed a 32.6 per cent decline in this volatile series.

External environment

United States

In the United States, real GDP rose 3.9 per cent on an annualized basis in the July to September quarter of this year, following a 3.8 per cent increase in the April to June quarter. Strong economic growth through the third quarter was driven by steady increases in consumption and government spending, and by surging net exports brought on by the depreciating US dollar.

Relatively strong growth in the July to September quarter was significantly higher than expected by private sector forecasters. Despite this high third quarter number, the US economy has softened in the October to December period so far, due to continued drag from both the housing and financial markets. Many analysts are predicting weak or even negative growth in the current quarter.

The rapid decline in the US housing market has continued since the first Quarterly Report, and is far more drastic than most private sector analysts had anticipated earlier in the year. US housing starts dropped 25.0 per cent to average 1,391,000 annualized units in the first ten months of 2007 compared to the same period a year ago, with analysts predicting further deterioration. In November, the National Association of Home Builders housing market index, an indicator of homebuilder optimism, reached 19 points. This represents a 16 point drop since January and represents its lowest level on record. Given further declines in all sub-components, the bottoming-out of the US housing market may not occur this year. In fact, some analysts, most notably Robert Shiller of Yale University, are calling for a bottoming out in “five or ten years”.

Chart 2.3   US homebuilders’ views continue to be unfavourable

Source: National Association of Home Builders

At the heart of the recent financial crisis is the rapid erosion of the subprime mortgage market in the US. Subprime lending refers to the practice of making loans to high-risk borrowers. This type of lending is risky for both lenders and borrowers due to the combination of high interest rates, poor credit history and the weaker financial situation often associated with subprime applicants. In order to offload some of the risks associated with subprime lending, many subprime loans were packaged together by lenders and sold to large investment banks and other financial institutions around the world. Unfortunately, new types of lending instruments made it difficult for buyers of subprime-backed securities to observe the quality of the underlying loans. As a result, there was a large scale mispricing of risk associated with many subprime loans.

Rising interest rates, increasing the monthly payments on newly popular adjustable rate mortgages, together with declines in property values from the demise of the US housing bubble, left many homeowners unable or unwilling to meet financial commitments. As a result, a sharp increase in the number of foreclosures among subprime borrowers in the US housing market began in early 2006, and left many lenders without a means to recoup their investments.

The mispricing of risk associated with many subprime loans finally came to a head in August 2007, as financial markets lost billions due to a massive decrease in confidence among investors. Rapidly spreading concerns over the erosion of the subprime sector since August have resulted in reduced liquidity in financial markets, as investors have tightened up their willingness to lend money and markets struggle to re-price the risk of investments.

The US labour market situation, a lagging indicator of economic activity, currently remains robust through October. Employment increased by a solid 166,000 jobs in October, and the unemployment rate held steady at 4.7 per cent. However, sectors that showed weakness included housing-related industries, which saw another 30,000 job losses as further casualties of the crashing US housing sector, while manufacturing employment fell by 21,000.

US consumer confidence has also seen declines in recent months, as the Conference Board Consumer Confidence index declined again in October to reach its lowest point since October 2005. The University of Michigan Consumer Sentiment index also fell in November, to reach its second lowest level since the early 1990s. Going forward, continued weakening in the housing market, high debt burdens, increasing energy prices and further turmoil in financial markets are risks to US consumer confidence and a concern for consumer spending.

Looking forward, recent credit problems in US financial markets, a US housing market downturn that has been more drastic than anticipated, combined with a number of soft economic data releases in recent months have led private sector economists to downgrade their expectations for 2007 US GDP growth since the start of the year. As a result, the Consensus Economics average for 2007 growth has declined from a high of 2.7 per cent in February to 2.1 per cent in November.

Chart 2.4   Consensus outlook for US economy in 2008 deteriorates

Source: Consensus Economics

The chart represents forecasts for US real GDP growth in 2007 and 2008 as polled on specific dates. For example, forecasters surveyed on November 12, 2007 had an average 2007 U.S. growth forecast of 2.1 per cent, while in February they forecast 2007 U.S. growth at 2.7 per cent.

Estimates for 2008 US real GDP growth have also been downgraded since earlier this year, dropping 0.7 points in the November Consensus Economics survey from the 3.0 per cent growth anticipated in January. Consensus analysts anticipate that the US economy will grow 2.3 per cent in 2008, driven primarily by business investment and industrial production.

In the first Quarterly Report, the Ministry of Finance assumed US real GDP growth of 1.8 per cent in 2007 and 2.3 per cent in 2008. These prudent assumptions were slightly lower than the Consensus Economics survey average at the time, and remain slightly lower than current Consensus expectations for 2007 and equal to expectations for 2008. Based on further deterioration of the US economic outlook, the Ministry of Finance will be reviewing its forecast assumptions based on more recent economic conditions for its next forecast to be published in Budget 2008.

Canada

The outlook for the Canadian economy has held steady in recent months, as the November Consensus Economics survey reported 2007 Canadian real GDP growth expectations to be 2.5 per cent, an estimate that has remained unchanged since June. However, the Consensus outlook for 2008 has weakened considerably, with its November estimate for 2008 real GDP growth of 2.4 per cent falling from the 2.7 per cent reported in the August survey.

Chart 2.5   Consensus outlook for Canada has held steady in recent months

Source: Consensus Economics

The chart represents forecasts for Canadian real GDP growth in 2007 and 2008 as polled on specific dates. For example, forecasters surveyed on November 12, 2007 had an average 2007 Canadian growth forecast of 2.5 per cent, while in May they forecast 2007 Canadian growth at 2.4 per cent.

Canadian real GDP grew by 3.4 per cent, on an annualized basis, in the April to June quarter of 2007, thanks to improvements in consumer spending and higher investment expenditures. This strong second quarter real GDP growth follows the 3.9 per cent growth seen in the January to March quarter.

Unlike the disastrous housing decline experienced in the US, the Canadian housing market has managed to remain in positive growth territory through the first nine months of 2007. Canadian housing starts have grown slightly this year, rising only 0.7 per cent year-to-date to October 2007, while building permits – a precursor to new building activity – have increased by a robust 15.2 per cent year-to-date to September.

Consumer spending remains robust nationally, with Canadian retail sales up 5.8 per cent through the first nine months of 2007 compared to the same period a year ago. Employment in Canada remains healthy, growing 2.3 per cent over the January to October period relative to the same period a year ago, an increase of 375,000 jobs. The national unemployment rate was 5.8 per cent in October, and is 6.0 per cent year-to-date. Since employment is a lagging indicator of economic activity, slowing Canadian real GDP growth is likely to slow employment growth going forward.

Meanwhile, Canadian exports decreased 2.3 per cent in September, but have grown 4.2 per cent year-to-date despite the high Canadian dollar. The national trade balance with the US narrowed in September, and has been on a downward trend since October 2005.

The Bank of Canada released its Monetary Policy Update in October. The Bank raised its projection for real economic growth for Canada in 2007 to 2.6 per cent, due to stronger than expected year-to-date growth and considerable momentum in domestic demand. However, the Bank lowered its expectations for Canadian real GDP growth to 2.3 per cent in 2008, due to a weaker near-term outlook for the US economy and a higher assumed value for the Canadian dollar causing a significant drag on net exports. According to Monetary Policy Update, the Bank of Canada expects core inflation to be 2.3 per cent in the final quarter of 2007 and 2.2 per cent through the first half of 2008, due to the current slight excess demand and higher housing prices. Inflation is expected to return to 2.0 per cent in the second half of 2008 as these pressures ease.

Other economies

The outlook for Europe in 2007 and 2008 has been upgraded since the beginning of 2007 due to strong investment activity and improvements in industrial production. The outlook for the German economy is showing steady improvement, especially where industrial production and investment in machinery and equipment are concerned. The November Consensus Economics survey forecast Euro zone growth of 2.6 per cent in 2007 and 2.0 per cent in 2008.

According to the November Consensus Economics survey, the economic outlook for Japan in 2007 has also been revised upward since the start of this year. Gains in retail sales and industrial production have pushed the Consensus outlook for real GDP growth up from the 1.8 per cent expected for 2007 in the January survey. However, concerns remain among Consensus forecasters over Japan’s overall private consumption growth as well as its tightening labour market. Consensus is predicting Japanese economic growth to be 2.0 per cent in 2007, followed by 1.8 per cent in 2008.

Expectations of real economic growth for China improved in recent months, with the Blue Chip Economic Indicators survey in November forecasting real GDP growth of 11.3 per cent in 2007 followed by 10.2 per cent growth in 2008. This compares to the August Blue Chip survey average, which forecast China’s real GDP growth at 10.7 per cent growth in 2007 and 9.9 per cent in 2008.

Financial markets

Interest rates

After raising its key overnight target rate 25 basis points to 4.50 per cent in July 2007, the Bank of Canada has held this rate constant through both its September and October meetings. In the most recent announcement on October 18, 2007, the Bank noted that risks around its inflation projection are roughly balanced and the current level for the overnight rate was consistent with achieving the inflation target over the medium term.

Chart 2.6   Central banks change interest rates in recent months

Sources: Bank of Canada, US Federal Reserve Bank.

As of November 21, 2007, the private sector average forecast for Canadian 3-month Treasury bill interest rates was 4.2 per cent for 2007 and 4.3 per cent in 2008. This compares to the private sector averages in the first Quarterly Report of 4.4 per cent for 2007 and 4.8 per cent for 2008.

Table 2.2	Private Sector Canadian Three Month Treasury Bill
Interest Rate Forecasts

Average annual interest rate (per cent)	2007	2008

Global Insight	4.2	4.7
CIBC	4.2	4.4
Nesbitt Burns	4.2	4.1
Scotiabank	4.2	3.9
TD Economics	4.2	4.4
RBC Capital Markets	4.2	4.3
Average (as of November 21, 2007)	4.2	4.3
First Quarterly Report Forecast	4.4	4.8

The private sector average forecast for 10-year government of Canada bonds as of November 21, 2007 was 4.3 per cent for 2007 and 4.5 per cent in 2008. At the time of the first Quarterly Report, the private sector average was slightly higher at 4.5 per cent for 2007 and 5.1 per cent for 2008.

Table 2.3	Private Sector Canadian 10-year Government Bond
Interest Rate Forecasts

Average annual interest rate (per cent)	2007	2008

Global Insight	4.4	4.8
CIBC	4.3	4.5
Nesbitt Burns	4.3	4.3
Scotiabank	4.3	4.3
TD Economics	4.3	4.7
RBC Capital Markets	4.3	4.5
Average (as of November 21, 2007)	4.3	4.5
First Quarterly Report Forecast	4.5	5.1

The US Federal Reserve Board (Fed) lowered its key interest rate twice since the first Quarterly Report. The Fed lowered its target for the federal funds rate by 50 basis points to 4.75 per cent on September 18, 2007, and by 25 basis points to 4.50 per cent on October 31. The September rate cut marks the first time the Fed has lowered its target for the federal funds rate since 2003.

Following its October meeting, the Fed noted that despite the positive response to its September rate reduction, the US economy is set to slow in the near term as the drag from the housing market continues. The Fed stated that monetary policy actions taken over the past few months – which include the Fed’s injection of billions of dollars into US financial markets to improve liquidity – should help to promote growth and counteract some of the negative effects of the US housing downturn and recent turmoil in global financial markets.

Exchange rate

The Canadian dollar continued its rapid appreciation through 2007, averaging 91.9 cents US in the first 10 months of the year, up from 88.3 cents US from the same period a year ago. As of November 21, the loonie was trading at 101.1 cents US.

A number of factors contributed to the loonie’s strength in 2007, including solid Canadian economic growth, new merger and acquisition activity, and a declining US dollar due in part to ongoing concerns regarding the US budget and current account deficits. While most analysts expect the Canadian dollar to remain strong through 2008, some have noted concern over possible negative economic impacts such as reduced revenues from exports, manufacturing and tourism. Meanwhile, Bank of Canada deputy governor Paul Jenkins noted that the strong dollar’s effect on exports is starting to drag down the Canadian economy. Jenkins stated that “if recent levels of the Canadian dollar were to persist, the risk is that output and inflation would be significantly lower”.

Chart 2.7   Private sector average forecasts high loonie

Sources: Bank of Canada; average of six private sector forecasts

Due to the recent turmoil in world financial markets, there has been a shift out of smaller financial markets into government bonds of major global economies like Japan and the US. The resulting tumult has caused substantial volatility for currencies in smaller economies like Canada and Australia. The noon spot rate for the Canadian dollar has swung from a recent low of 92.98 cents US on August 16, 2007 to a high of 109.05 cents US on November 7, 2007.

Private sector expectations for the Canadian dollar and commodity prices have risen since the first Quarterly Report, with the dollar now expected to average 94.0 cents US in 2007 and 104.6 cents US in 2008. This compares to the private sector average of 92.0 cents US in 2007 and 94.6 cents US in 2008 at the time of the first Quarterly Report, as shown on Table 2.4.

Table 2.4   Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Can $)	2007	2008

Global Insight	94.3	100.7
CIBC	93.4	103.1
Nesbitt Burns	94.2	105.4
Scotiabank	94.1	108.8
TD Economics	93.7	105.3
RBC Capital Markets	94.0	104.4
Average (as of November 21, 2007)	94.0	104.6
First Quarterly Report forecast	92.0	94.6

Commodity markets

A mixture of activity in commodity markets has been seen so far in 2007, with weaker lumber and natural gas prices offset by surging oil prices and strong metal and mineral prices. Lumber prices have been substantially lower this year, as demand continues to falter due to the eroding US housing market. Western spruce-pine-fir (SPF) 2x4 prices hit a recent low of $217 US per thousand board feet in the last week of October, before making a small comeback to $245 US in the third week of November. For the first ten months of this year, lumber prices averaged $252 US, down 17.6 per cent compared to the same period a year ago.

Chart 2.8   Lumber prices continue to decline

Source: Madison’s Lumber Reporter

Natural gas prices have been declining since the end of last year, falling 23.8 per cent from the December 2006 price of 6.46 $/GJ to reach 4.93 $/GJ by October 2007. Several factors have contributed to natural gas prices falling throughout 2007, including higher than average storage levels of natural gas, weaker demand due to milder weather and an appreciating Canadian dollar. Oil prices have been very high in recent months due to supply concerns and instability in the Middle East, but this has not translated into higher natural gas prices. West Texas Intermediate oil price averaged $69.47 US per barrel in the first ten months of 2007, and was $99.16 US/bbl as of November 20, 2007.

Chart 2.9   Natural gas prices decline

Source: BC Ministry of Energy, Mines and Petroleum Resources

Metal and mineral prices have experienced strong growth on a year-to-date basis so far in 2007. Copper prices have appreciated 7.1 per cent year-to-date to October, averaging $3.27 US per pound. Other commodity prices such as gold, silver and zinc have seen remarkable growth relative to last year, while prices for lead have more than doubled.

British Columbia economic developments

British Columbia’s key economic indicators continued to show healthy year-to-date results in terms of retail sales, housing starts, employment and non-residential building permits, although exports and manufacturing shipments have been showing signs of weakening.

External trade

The value of British Columbia’s exports has declined significantly since the beginning of this year, due in part to the rapidly appreciating Canadian dollar and the weakening of some commodity prices, notably lumber and natural gas. The total value of international merchandise exports from BC to the rest of the world fell by 4.1 per cent year-to-date to September compared to the same period a year ago. BC’s declining forestry sector was the main contributor to this year’s drop in export growth, as forestry exports fell 7.9 per cent through the first nine months of 2007, reflecting both lower prices and slowing lumber production. Faltering demand from the US – a result of its housing market fallout – is a major contributor to the reduced value of lumber exports in 2007. Also pulling the value of total exports down in 2007 was a decline in total energy exports, which dropped 4.6 per cent year-to-date to September compared to the same period in 2006. Declines were observed in both coal and natural gas. The agriculture and fish sector managed to see positive export growth through the first nine months of 2007, with the value of these exports rising 1.9 per cent compared to the same period a year ago.

Chart 2.10   Exports down due to falling lumber and natural gas prices

Source: BC Stats

Labour market

BC saw healthy employment growth through the first ten months of 2007, as 68,470 jobs were added, resulting in a 3.1 per cent increase over the same period the previous year. Meanwhile, the unemployment rate averaged 4.2 per cent over this period. Sectors that saw the largest job increases (in terms of growth rates) were construction, utilities and the finance, insurance and real estate sectors. Gains were largely focused in full-time employment with 56,330 jobs added, while part-time employment rose by 12,390 jobs.

Chart 2.11   Employment growth continues

Source: Statistics Canada

Employment growth slowed during the July to September quarter, increasing just 0.3 per cent, or by just over 5,900 jobs compared to the previous quarter. However, full-time employment continued to increase, adding approximately 17,600 jobs in the quarter, though part-time employment declined by about 11,600 jobs.

Demographic developments

BC’s population growth held steady at 1.4 per cent in the April to June quarter of this year, compared to the same period in 2006. Net inter-provincial migration added 3,295 persons to BC’s population in the April to June quarter of 2007, while net international migration added 8,152 people.

Alberta was the largest beneficiary of inter-provincial migration in recent quarters, adding 7,437 persons from other provinces in the April to June quarter. Alberta’s hot economy continues to attract individuals from other provinces, and is likely to continue to put pressure on other provincial labour markets going forward.

Domestic demand

Consumer spending and housing

Retail sales grew by a robust 7.0 per cent through the first nine months of 2007 compared to the same period in 2006. Strong gains have been made this year within several retail categories including home centres and hardware stores, building materials and garden centres, as well as home electronics and appliance stores.

Housing starts in British Columbia tend to fluctuate month-over-month. Year-to-date, however, housing starts have shown positive growth, averaging 38,270 units on an annualized basis through the first ten months of 2007 – an increase of 3.7 per cent over 2006. Residential building permits have increased by a solid 16.4 per cent year-to-date to September, but growth of permits has slowed in recent quarters, suggesting that housing starts may have reached a peak and are anticipated to gradually decline going forward.

Chart 2.12   Housing starts up year-to-date

Source: Canada Mortgage and Housing Corporation

Non-residential building permits have risen 10.7 per cent for the first nine months of 2007, compared to the same period the previous year, with strong gains in the commercial sector offsetting losses in the institutional and government sectors. However, the July to September quarter showed a 32.6 per cent decline in this volatile series, due to weakness in the institutional and government sectors, as well as the industrial sector.

Chart 2.13   Non-residential construction strong

Source: Statistics Canada; quarterly data

Concern continues to mount regarding the strength of investment in both residential and non-residential construction, possibly leading to a shortage of skilled labour, putting additional pressure on wages and contributing to further material price inflation. The non-residential construction price index for Vancouver increased 13.6 per cent in the first nine months of 2007, relative to the same period the previous year.

Chart 2.14  Vancouver non-residential construction inflation at 13.6 per cent

Source: Statistics Canada

British Columbia economic outlook

In the first Quarterly Report, BC’s economy was forecast to grow by 3.0 per cent in 2007. This forecast was based on US growth assumptions of 1.8 per cent in 2007, compared to the August Consensus Economics survey average of 1.9 per cent. Since then, the Consensus average has crept up to 2.1 per cent for 2007, slightly higher than the Ministry of Finance assumptions.

Recent economic data, particularly with regard to strong domestic demand in retail sales and employment, tend to back up this forecast of robust economic growth for BC in 2007.

However, the softening US economy (particularly focused in the imploding US housing sector), the recent credit turmoil in financial markets, along with weakness in lumber and natural gas prices, will likely dampen the outlook for BC’s exports in 2008. The Ministry of Finance forecast of 2.9 per cent growth in 2008 published in the first Quarterly Report was based on an assumption of US economic growth of 2.3 per cent growth for 2008, compared to the August Consensus Economics survey average of 2.6 per cent. Unfortunately, the outlook for the US economy has deteriorated significantly in recent months. In preparation for Budget 2008, evolving views on the US economy from numerous sources will be assessed and incorporated to ensure that the Ministry of Finance economic forecast maintains its prudent assumptions.

In its first Quarterly Report, the Ministry of Finance assumed Canadian economic growth would be 2.3 per cent in 2007 and 2.5 per cent in 2008. These forecasts were slightly lower than the August Consensus Economics survey average, which called for 2.5 per cent growth 2007 and 2.7 per cent growth in 2008. Currently, the November Consensus Economics survey expects real GDP growth of 2.5 per cent and 2.4 per cent for 2007 and 2008, respectively. Weakening exports, slowing US demand and declining lumber prices suggest that prudent assumptions for Canadian economic growth were necessary, but must be reviewed for Budget 2008.

Private sector economists continue to see BC’s economic growth in 2007 being relatively strong among Canadian provinces, behind Newfoundland, Alberta, Saskatchewan and Manitoba. The current private sector average, as of November 21, 2007, expects BC’s real GDP to grow by 3.1 per cent in 2007 and again by 3.1 per cent in 2008. This compares to private sector averages of 3.1 per cent in 2007 and 3.3 per cent in 2008 at the time of the first Quarterly Report. The Ministry of Finance forecast BC’s economic growth to be 3.0 per cent in 2007 and 2.9 per cent in 2008 in the first Quarterly Report.

The Minister of Finance will be meeting with the independent Economic Forecast Council on December 7, 2007 to obtain their views on the North American and British Columbian economic outlooks. An updated five-year economic forecast, incorporating their advice, will be developed for the February 19, 2008 budget.

Risks to the outlook

While the economic outlook has both upside and downside risks associated with it, the overall direction of risk to the outlook is weighted to the downside over the next year.

The main downside risks to the British Columbia economic outlook remain:

•                  the US housing market downturn and recent turmoil in global financial markets;

•                  the high Canadian dollar;

•                  high oil prices; and

•                  volatile commodity markets.

On the upside, risks include:

•                  growth resulting from development of the Asia Pacific Gateway is stronger than expected;

•                  visitors to BC increase more than expected as Vancouver gains further international recognition as a tourist destination through promotion of the 2010 Olympics; and

•                  a US housing market that recovers from its current state of decline more quickly than expected.

Table 2.5   Current Economic Statistics

			Year-to-Date
			Average
	Latest Period		2006	2007	Change
BRITISH COLUMBIA
LABOUR MARKET
Employment (s.a.(1), thousands)	October	2,273	2,192	2,260	3.1%
Unemployment rate (s.a., per cent)	October	4.4	4.7	4.2	-0.5
Total net in-migration (persons)	Apr.-Jun.	11,447	12,357	10,425	-1,932
Interprovincial (persons)	Apr.-Jun.	3,295	2,686	2,899	213
International (persons)	Apr.-Jun.	8,152	9,671	7,527	-2,145
Wages and salaries (s.a. $millions)	June	7,202	6,635	7,057	6.4%
Average weekly wage rate	October	749	723	746	3.2%

CONSUMER SECTOR
Retail sales (s.a., $million)	September	4,730	4,367	4,672	7.0%
Car and truck sales (s.a., units)	September	16,819	16,126	16,937	5.0%
Housing starts (all areas, s.a., annual rate)	October	40,900	36,910	38,270	3.7%
Existing home sales (s.a.)	September	8,581	8,281	8,598	3.8%
Building permits (s.a., $millions)	September	817	915	1,048	14.5%
BC consumer price index (annual per cent change)	October	1.6	1.8	1.8	0.0

INDUSTRIAL ACTIVITY
Foreign merchandise exports (s.a., $million)	September	2,481	2,802	2,688	-4.1%
Manufacturing shipments (s.a., $million)	September	3,517	3,724	3,645	-2.1%
Lumber production (thousand cubic metres)	August	2,867	3,536	3,258	-7.9%
Pulp and paper shipments (thousand tonnes)	September	553	656	626	-4.6%
Copper production (million kg)	September	21.2	24.5	21.2	-13.3%

TOURISM
Entries of U.S. and overseas residents (thousands)	September	539.9	572.5	551.2	-3.7%
BC ferry passengers to/from Vancouver Island (thousands)	October	842	966	974	0.7%

COMMODITY PRICES
Lumber (US $/thousand board feet)	October	221	306	252	-17.6%
Pulp (US $/tonne)	October	829	663	782	17.9%
Newsprint (US $/tonne)	October	564	667	602	-9.7%
Copper (US $/lb)	October	3.64	3.05	3.27	7.1%

FINANCIAL DATA
Canadian dollar (US cents)	October	102.5	88.3	91.9	3.6
Canadian prime rate (per cent)	October	6.25	5.78	6.10	0.32
Canadian treasury bills (per cent)	October	3.97	4.01	4.20	0.19
Treasury bill spread – Canada minus US (per cent)	October	0.07	-0.69	-0.39	0.29

(1) s.a. - seasonally adjusted

Provincial Economic Accounts Update

Provincial Economic Accounts

Statistics Canada released revised estimates of provincial GDP for 2003 to 2006 on November 8, 2007.

Economic growth in British Columbia for 2006 was revised down to 3.3 per cent from the preliminary estimate of 3.6 per cent released in April. Four provinces had their 2006 growth revised upwards from April’s preliminary estimates, while five provinces were revised down and one province was held constant (see Chart 1). British Columbia was tied with Newfoundland for the second highest annual growth rate among the provinces in 2006, and grew faster than Canada as a whole.

Chart 1 – 2006 real GDP growth revised up in only four provinces

Source: Statistics Canada

BC’s strong performance in 2006 was mainly due to healthy investment spending by businesses (10.0 per cent) and government (7.7 per cent). Consumer spending was up 5.5 per cent in 2006 from the 4.4 per cent growth seen in 2005. However, real export growth of 2.5 per cent was offset by a substantial 8.1 per cent increase in imports.

Chart 2 – BC real GDP

Source: Statistics Canada

Historical changes

Chart 2 shows the revisions to real GDP for BC from 2003 to 2006. Downward revisions to growth estimates were seen in all years except 2005. The most significant revision was to 2004, where the previous estimate of 4.6 per cent growth was revised down to 3.7 per cent.

Nominal GDP

Nominal GDP for British Columbia was revised downwards in 2003 and 2004, but upwards in 2005 and 2006. The revisions result in an increase of $627 million (or 0.3 per cent) in the level of nominal GDP in 2006. While historical revisions to nominal GDP can sometimes create noticeable changes to government’s debt to GDP ratio, the latest revisions had little impact, changing the taxpayer-supported debt to GDP ratio for 2006/07 from 14.4 per cent to 14.3 per cent.

Chart 3 – BC nominal GDP

Source: Statistics Canada

Corporate profits growth was revised downwards in 2003, upwards in 2004 and 2005, and downwards again in 2006. The largest revision (in growth rate terms) was made to 2003 corporate profits, which were revised to 8.6 per cent growth, down 3 percentage points from the April estimate of 11.6 per cent.

Chart 4 – Corporate Profits

Source: Statistics Canada

APPENDIX:	FINANCIAL RESULTS
For the Six Months Ended September 30, 2007
and 2007/08 Full-Year Forecast

2007/08 Second Quarterly Report	November 30, 2007

Table A.1	Operating Statement
Table A.2	Forecast Update – Changes from Budget 2007
Table A.3	Revenue by Source
Table A.4	Expense by Ministry, Program and Agency
Table A.5	Expense by Function
Table A.6	Updated Revenue Assumptions
Table A.7	Updated Expense Assumptions
Table A.8	Service Delivery Agency Operating Results
Table A.9	Full-Time Equivalents
Table A.10	Capital Spending
Table A.11	Capital Expenditure Projects Greater Than $50 Million
Table A.12	Provincial Debt
Table A.13	Statement of Financial Position

Appendix

Table A.1   2007/08 Operating Statement

	Year-to-Date to September 30				Full Year
	2007/08			Actual	2007/08			Actual
($ millions)	Budget	Actual	Variance	2006/07	Budget	Forecast	Variance	2006/07
Taxpayer-supported programs and agencies:
Revenue	16,946	17,577	631	17,097	34,887	36,350	1,463	35,819
Expense	(16,996)	(16,732)	264	(15,915)	(36,240)	(36,540)	(300)	(34,184)
Negotiating Framework incentive payments	—	—	—	(244)	—	—	—	(264)
Taxpayer-supported balance	(50)	845	895	938	(1,353)	(190)	1,163	1,371
Commercial Crown corporation income	1,172	1,559	387	1,263	2,503	2,815	312	2,685
Surplus before forecast allowance	1,122	2,404	1,282	2,201	1,150	2,625	1,475	4,056
Forecast allowance	—	—	—	—	(750)	(500)	250	—
Surplus	1,122	2,404	1,282	2,201	400	2,125	1,725	4,056

Table A.2   2007/08 Forecast Update – Changes from Budget 2007

		Updated
($ millions)	Changes	Forecast
Budget 2007 Fiscal Plan (February 20, 2007)		400
First Quarterly Report Forecast Updates:
Revenue increases (decreases):
Personal income tax:
Base – improved economic growth and continuation of robust earnings from higher-income taxpayers in 2007	124
Prior-year adjustment – weaker 2006 tax assessments	(75)
Corporate income tax – improved 2006 corporate profits and tax assessments including higher impact of duty deposit refunds on forest firms’ income	377
Social service tax – higher 2006/07 results and stronger 2007 sales growth	200
Property tax – lower than expected property tax base	(69)
Property transfer tax – strong year-to-date results and improved short-term outlook	96
Natural gas royalties – lower natural gas prices and volumes	(369)
Coal, metals and other minerals – higher coal and metal prices	1
Other energy and sales of Crown land leases – offsetting effects of higher Canadian dollar and stronger electricity and oil prices	(31)
Forest revenue – lower harvest volumes, lower price in 2008, higher Canadian dollar, offset by higher Softwood Lumber Agreement border tax collections in 2008/09	(99)
Medical Services Plan premiums – higher 2006/07 results and a change in accounting treatment	53
Federal transfers:
Health Transfers:
One-time trusts: HPV immunization and Patient wait times guarantee	116
Mainly higher national tax points, partially offset by higher BC tax point deductions	60
Canada Social Transfer – mainly federal budget impact of higher national base with equal per capita cash funding (elimination of tax point transfers)	50
Other transfers – one-time eco-Trust, multiculturalism and immigration funding, Millennium Scholarship Fund and direct post-secondary research grant funding	368
All other taxpayer supported changes	84
Commercial Crown corporation net income:
Liquor Distribution Branch – lower operating costs	12
BC Rail – timing of asset dispositions	(13)
ICBC – primarily higher premium revenue and, in 2007/08, the sale of Surrey Central City Mall	259
Other Crown corporation changes	(4)
Total revenue changes		1,140
Less: expense increases (decreases):
Forest fire costs	57
Children and Family Development – federal child care funding (2007/08 amount shown as a recovery)	—
Forests and Range – increase in BC Timber Sales costs	15
Public Safety and Solicitor General – flood costs and disaster assistance	53
Tourism, Sport and the Arts – additional construction funding for VCCEP	—
Changes to MLA compensation and pensions	43
Interest costs – mainly reduced operating debt levels	(23)
CRF expense changes	145
Increased ministry expenditures recoverable mainly from the federal government	114
Service delivery agency net spending changes:
School districts – additional grants/timing of grants in 2007/08 and increased operating costs for the out-years	(29)
Post-secondary institutions – additional grants in 2007/08 in part for Aboriginal programs and increased faculty and operating costs for out-years	(22)
Health authorities – implementation of efficiency/cost saving strategies	(33)
Other service delivery agencies – in 2008/09, primarily the impact of VCCEP funding	15
Total expense changes		190
Subtotal		950
Forecast allowance decrease		250
Net change		1,200
2007/08 surplus – first Quarterly Report		1,600

		Updated
($ millions)	Changes	Forecast
Second Quarterly Report forecast updates:
Revenue increases (decreases):
Personal income tax
– Prior-year adjustment mainly due to higher 2006 tax assessments	78
– Higher 2007/08 base including robust earnings from higher-income taxpayers in 2007	120
Corporate income tax
– Prior-year adjustments for 2006 and prior years including duty deposit refunds	294
– Higher federal government instalments	127
Property transfer tax – strong housing market	50
Natural gas royalties – lower natural gas prices	(164)
Columbia River Treaty – lower electricity prices and impact of higher Canadian dollar	(45)
Other energy, metals and mineral revenues – higher metal, oil prices and sales of Crown land drilling rights	62
Forest revenue – mainly lower lumber prices and stumpage rates	(120)
– higher Softwood Lumber Agreement 2006 border tax collections	32
Health and social transfers – higher personal income tax base	(19)
Other federal contributions – mainly due to a one-time contribution to the CIII fund and higher funding for the Public Health Surveillance Program	55
All other taxpayer supported changes	107
Commercial Crown corporation net income:
LDB – mainly due to higher sales	23
BCRC – mainly delayed asset dispositions	(17)
ICBC – mainly higher investment income	53
Other Crown corporation changes	(1)
Total revenue changes		635
Less expense increases (decreases):
Agriculture and Lands – primarily fewer Crown land grants	(13)
Energy, Mines and Petroleum Resources – reflects a reduction in VIGAS agreement costs	(20)
Forests – mainly additonal forest management program expenses	33
Public Safety and Solicitor General – additional emergency protection costs related to floods	3
Interest costs – mainly reduced debt levels	(41)
CRF expense changes	(38)
Increased ministry expenditures offset by recoveries – primarily resulting from additional one-time federal funding	61
SUCH sector and service delivery agencies:
School districts – revised spending estimates for additional staffing	13
Post-secondary institutions – revised spending estimates	42
Other service delivery agencies net spending changes	32
Total expense changes		110
Net change		525
2007/08 surplus – second Quarterly Report		2,125

Table A.3   2007/08 Revenue by Source

	Year-to-Date to September 30				Full Year
	2007/08			Actual	2007/08			Actual
($ millions)	Budget	Actual	Variance	2006/07	Budget	Forecast	Variance	2006/07
Taxation
Personal income	3,180	3,224	44	3,056	6,389	6,636	247	6,905
Corporate income	643	661	18	652	1,395	2,193	798	1,538
Social service	2,485	2,584	99	2,407	4,890	5,090	200	4,714
Fuel	474	477	3	465	919	925	6	901
Tobacco	376	377	1	393	705	705	—	726
Property	922	890	(32)	855	1,863	1,794	(69)	1,732
Property transfer	500	620	120	526	904	1,050	146	914
Other	320	324	4	327	606	615	9	588
	8,900	9,157	257	8,681	17,671	19,008	1,337	18,018
Natural resources
Natural gas royalties	774	525	(249)	574	1,699	1,166	(533)	1,207
Columbia River Treaty	142	113	(29)	110	285	225	(60)	223
Other energy, metals and minerals	446	464	18	482	902	949	47	935
Forests	480	515	35	358	1,395	1,208	(187)	1,276
Water and other resources	167	160	(7)	174	347	326	(21)	341
	2,009	1,777	(232)	1,698	4,628	3,874	(754)	3,982
Other revenue
Medical Services Plan premiums	739	777	38	754	1,497	1,547	50	1,524
Post-secondary education fees	403	390	(13)	404	964	956	(8)	928
Other health-care related fees	110	114	4	107	219	226	7	216
Motor vehicle licences and permits	222	228	6	219	435	435	—	424
Other fees and licences	335	363	28	357	756	770	14	699
Investment earnings	375	464	89	483	914	886	(28)	1,032
Sales of goods and services	349	331	(18)	344	706	659	(47)	693
Miscellaneous	773	948	175	858	1,554	1,816	262	1,917
	3,306	3,615	309	3,526	7,045	7,295	250	7,433
Contributions from the federal government
Health and social transfers	2,322	2,484	162	2,153	4,644	4,851	207	4,473
Equalization	—	—	—	230	—	—	—	459
Other federal contributions	409	544	135	809	899	1,322	423	1,454
	2,731	3,028	297	3,192	5,543	6,173	630	6,386
Taxpayer-supported programs and agencies	16,946	17,577	631	17,097	34,887	36,350	1,463	35,819
Commercial Crown corporation net income
BC Hydro	105	162	57	204	365	365	—	407
Liquor Distribution Branch	415	446	31	436	810	845	35	840
BC Lotteries (net of payments to the federal government)	488	522	34	500	1,024	1,026	2	1,011
BCRC(1)	35	18	(17)	19	60	30	(30)	29
ICBC(2)	119	402	283	90	225	537	312	381
Other	10	9	(1)	14	19	12	(7)	17
	1,172	1,559	387	1,263	2,503	2,815	312	2,685
Total revenue	18,118	19,136	1,018	18,360	37,390	39,165	1,775	38,504

(1)

The year to date figures reflect BCRC’s budget and results for the April to June period. The full year forecast represents BCRC’s earnings during government’s fiscal year. On BCRC’s fiscal year basis (December), the outlook is – 2007 (budget): $79 million; 2007 (forecast): $30 million.

(2)

The year to date figures reflect ICBC’s budget and results for the April to June period. The full-year forecast represents ICBC’s earnings during government’s fiscal year. On ICBC’s fiscal year basis (December), the outlook is – 2007 (budget): $225 million; 2007 (forecast): $584 million.

Table A.4   2007/08 Expense by Ministry, Program and Agency

	Year-to-Date to September 30				Full Year
	2007/08			Actual	2007/08			Actual
($ millions)	Budget	Actual	Variance	2006/07	Budget	Forecast	Variance	2006/07
Advanced Education	1,103	1,098	(5)	978	2,151	2,151	—	2,027
Education	2,813	2,789	(24)	2,630	5,494	5,494	—	5,312
Health	6,400	6,377	(23)	5,950	12,967	12,967	—	12,124
Contingencies – Health Innovation Fund	50	47	(3)	—	100	100	—	—
Subtotal	10,366	10,311	(55)	9,558	20,712	20,712	—	19,463
Office of the Premier	7	7	—	6	14	14	—	12
Aboriginal Relations and Reconciliation	24	22	(2)	17	55	55	—	43
Agriculture and Lands	77	74	(3)	59	270	257	(13)	238
Attorney General	256	251	(5)	245	520	520	—	485
Children and Family Development	932	908	(24)	853	1,867	1,867	—	1,852
Community Services	174	96	(78)	116	274	274	—	267
Economic Development	78	116	38	93	266	266	—	282
Employment and Income Assistance	730	696	(34)	638	1,480	1,480	—	1,358
Energy, Mines and Petroleum Resources	39	34	(5)	44	77	57	(20)	75
Environment	111	96	(15)	90	223	223	—	193
Finance	46	36	(10)	36	91	91	—	75
Forests and Range	506	594	88	549	1,078	1,183	105	1,000
Labour and Citizen’s Services	47	29	(18)	20	97	97	—	210
Public Safety and Solicitor General	290	331	41	277	603	659	56	594
Small Business and Revenue	29	30	1	22	60	60	—	45
Tourism, Sport and the Arts	67	60	(7)	111	130	130	—	214
Transportation	439	448	9	411	882	882	—	842
Total ministries and Office of the Premier	14,218	14,139	(79)	13,145	28,699	28,827	128	27,248
Legislation	29	25	(4)	23	58	101	43	49
Officers of the Legislature	17	14	(3)	11	34	34	—	24
BC Family Bonus	9	9	—	13	17	17	—	23
Management of public funds and debt	279	248	(31)	298	558	494	(64)	544
Contingencies – new programs	4	4	—	22	360	360	—	53
Contingencies – Negotiating Framework	—	—	—	—	39	39	—	—
Other appropriations	(8)	(13)	(5)	(21)	10	10	—	4
Consolidated revenue fund expense before Negotiating Framework incentive payments	14,548	14,426	(122)	13,491	29,775	29,882	107	27,945
Negotiating Framework incentive payments	—	—	—	244	—	—	—	264
Total consolidated revenue fund expense	14,548	14,426	(122)	13,735	29,775	29,882	107	28,209
Expenses recovered from external entities	914	860	(54)	940	1,827	2,002	175	2,117
Grants to service delivery agencies and other internal transfers:
School districts	(2,485)	(2,493)	(8)	(2,357)	(4,743)	(4,776)	(33)	(4,677)
Universities	(595)	(590)	5	(559)	(1,204)	(1,209)	(5)	(1,109)
Colleges, university colleges, and institutes	(418)	(438)	(20)	(404)	(808)	(857)	(49)	(842)
Health authorities and hospital societies	(4,264)	(4,432)	(168)	(4,113)	(8,605)	(8,815)	(210)	(8,132)
Children and family development agencies	(342)	(340)	2	(303)	(684)	(684)	—	(629)
Other service delivery agencies	(398)	(409)	(11)	(321)	(776)	(714)	62	(913)
	(8,502)	(8,702)	(200)	(8,057)	(16,820)	(17,055)	(235)	(16,302)
Service delivery agency expense:
School districts	2,227	2,226	(1)	2,180	5,149	5,166	17	5,041
Universities	1,309	1,299	(10)	1,251	2,794	2,831	37	2,593
Colleges, university colleges, and institutes	644	666	22	624	1,353	1,390	37	1,310
Health authorities and hospital societies	4,626	4,721	95	4,402	9,345	9,519	174	8,892
Children and family development agencies	344	341	(3)	300	687	687	—	631
Other service delivery agencies	886	895	9	784	2,130	2,118	(12)	1,957
	10,036	10,148	112	9,541	21,458	21,711	253	20,424
Net spending of service delivery agencies	1,534	1,446	(88)	1,484	4,638	4,656	18	4,122
Total taxpayer-supported expense	16,996	16,732	(264)	16,159	36,240	36,540	300	34,448

Table A.5   2007/08 Expense By Function

	Year-to-Date to September 30				Full Year
	2007/08			Actual	2007/08			Actual
($ millions)	Budget	Actual	Variance	2006/07	Budget	Forecast	Variance	2006/07
Health:
Medical Services Plan	1,579	1,566	(13)	1,401	3,154	3,183	29	2,969
Pharmacare	506	473	(33)	457	1,023	1,023	—	914
Regional services	4,541	4,433	(108)	4,154	9,048	9,036	(12)	8,500
Other healthcare expenses	411	393	(18)	365	890	905	15	867
Health Innovation Fund	—	—	—	—	100	100	—	—
	7,037	6,865	(172)	6,377	14,215	14,247	32	13,250
Education:
Elementary and secondary	2,379	2,346	(33)	2,321	5,545	5,531	(14)	5,272
Post-secondary	2,010	2,002	(8)	2,116	4,123	4,200	77	4,088
Other education expenses	95	99	4	89	169	170	1	159
	4,484	4,447	(37)	4,526	9,837	9,901	64	9,519
Social services:
Social assistance	942	917	(25)	836	1,912	1,912	—	1,713
Childcare services	519	514	(5)	482	1,106	1,139	33	1,085
Other social services expenses	32	25	(7)	26	88	98	10	94
	1,493	1,456	(37)	1,344	3,106	3,149	43	2,892
Protection of persons and property	691	718	27	614	1,418	1,503	85	1,329
Transportation	601	609	8	552	1,351	1,365	14	1,251
Natural resources and economic development	695	755	60	734	1,566	1,730	164	1,663
Other	564	515	(49)	478	1,335	1,356	21	1,278
Contingencies – new programs	4	4	—	22	360	360	—	—
Contingencies – Negotiating Framework	—	—	—	—	39	39	—	—
General government	288	272	(16)	136	668	688	20	768
Interest	1,139	1,091	(48)	1,132	2,345	2,202	(143)	2,234
Subtotal	16,996	16,732	(264)	15,915	36,240	36,540	300	34,184
Negotiating framework incentive payments	—	—	—	244	—	—	—	264
Total expense	16,996	16,732	(264)	16,159	36,240	36,540	300	34,448

Table A.6   2007/08 Updated Revenue Assumptions

Revenue Source and Assumptions		1st Quarter	2nd Quarter
($ millions unless otherwise specified)	Budget	Forecast	Forecast
Personal income tax	$6,389	$6,438	$6,636
Current calendar year assumptions
Personal income growth	4.2%	4.7%	4.7%
Labour income growth	4.1%	5.6%	5.6%
Tax base growth	4.0%	5.5%	6.9%
Average tax yield	5.69%	5.64%	5.70%
Current-year tax	$6,276	$6,373	$6,526
BC Tax Reduction	$-111	$-110	$-114
Refundable sales tax credit	$-60	$-60	$-56
Other tax credits and refunds	$-87	$-92	$-97
Policy neutral elasticity *	1.3	1.5	1.8

Fiscal year assumptions
Prior-year adjustment	$0	$-65	$-2
Family Bonus offset	$-17	$-17	$-17

Previous calendar year assumptions	2006 Assumptions
Personal income growth	6.5%	7.2%	7.2%
Labour income growth	7.8%	8.2%	8.2%
Tax base growth	8.0%	9.2%	9.2%
Average 2006 tax yield	5.89%	5.84%	5.89%
2006 tax	$6,240	$6,249	$6,312
2005 and previous years tax	$325	$320	$290
BC Tax Reduction	$-109	$-108	$-111
Refundable sales tax credit	$-60	$-60	$-55
Other tax credits and refunds	$-75	$-80	$-85
Policy neutral elasticity *	1.8	1.7	1.8

*                 Ratio of annual per cent change in current-year revenue to annual per cent change in personal income

Corporate income tax	$1,395	$1,772	$2,193
Components of revenue
Advance instalments (fiscal year)	$1,267	$1,355	$1,482
International Financial Activity Act refunds	$-25	$-25	$-25
Prior-year adjustment	$153	$442	$736

Current year assumptions
National tax base ($ billions)	$168.2	$181.5	$194.1
BC tax base growth	-1.8%	-6.7%	-11.4%
BC corporate profits growth	5.2%	5.0%	5.0%
BC Tax credits
Film, Television and Production Services	$-130	$-150	$-150
Scientific Research and Experimental Development	$-125	$-150	$-150
Other	$-38	$-45	$-45

Previous calendar year assumptions	2006 Assumptions
National tax base growth	5.4%	12.6%	20.3%
National corporate profits growth	5.3%	5.0%	5.0%
BC tax base growth	14.0%	27.7%	41.8%
BC corporate profits growth	1.9%	8.3%	8.3%
Gross 2006 tax	$1,671	$1,936	$2,177
2005 and previous years tax	$0	$75	$150
BC Tax credits
Film, Television and Production Services	$-120	$-140	$-140
Scientific Research and Experimental Development	$-115	$-140	$-140
Other	$-14	$-20	$-42

Revenue is recorded on a cash basis. Due to lags in the federal collection and instalment systems, changes to the BC corporate profits and tax base forecasts affect revenue in the succeeding year. For example, 2007/08 instalments from the federal government are based on BC’s share of the national tax base for the 2005 tax year (assessed as of December 31, 2006) and a forecast of the 2007 national tax base. Cash adjustments for any under/over payments from the federal government in respect of 2006 will be received/paid on March 31, 2008.

Revenue Source and Assumptions		1st Quarter	2nd Quarter
($millions unless otherwise specified)	Budget	Forecast	Forecast
Social service tax	$4,890	$5,090	$5,090
Consumer expenditure growth (calendar year)	5.2%	6.1%	6.1%
Business investment growth (calendar year)	8.4%	8.3%	8.3%
Other expenditure growth (calendar year)	4.6%	3.8%	3.8%
Social service tax base growth (fiscal year)	5.4%	8.0%	8.0%

Components of revenue
Consolidated Revenue Fund	$4,821	$5,021	$5,021
BC Transportation Financing Authority	$12	$12	$12
Recoveries	$57	$57	$57

Fuel tax	$919	$919	$925
Real GDP growth (calendar year)	3.1%	3.0%	3.0%
Gasoline and diesel assumed volume growth (calendar year)	2.0%	2.0%	2.0%

Components of revenue
Gasoline and diesel:
Consolidated Revenue Fund	$374	$360	$366
BC Transit	$8	$8	$8
BC Transportation Financing Authority	$419	$419	$425
Other fuel sources	$118	$132	$126

Property tax	$1,863	$1,794	$1,794
BC Consumer Price Index (calendar year)	2.0%	2.0%	2.0%
Housing Starts (calendar year)	33,590	36,500	36,500
Home Owner Grants (fiscal year)	$-667	$-663	$-663

Components of revenue
Residential (net of home owner grants)	$659	$602	$602
Non-residential	$992	$984	$984
Rural Area	$86	$88	$88
Police	$25	$19	$19
BC Assessment Authority	$66	$66	$66
BC Transit	$37	$37	$37
Commissions	$(2)	$(2)	$(2)

Other taxes	$2,215	$2,320	$2,370
Calendar year growth
Population	1.1%	1.3%	1.3%
BC Consumer Price Index	2.0%	2.0%	2.0%
Housing Starts	-7.7%	0.2%	0.2%
Nominal GDP	5.0%	5.7%	5.7%
Real GDP	3.1%	3.0%	3.0%

Components of revenue
Property transfer	$904	$1,000	$1,050
Tobacco	$705	$705	$705
Corporation capital	$110	$105	$105
Insurance premium	$348	$362	$362
Hotel room
Consolidated Revenue Fund	$116	$116	$116
Tourism BC	$32	$32	$32

Revenue Source and Assumptions		1st Quarter	2nd Quarter
($ millions unless otherwise specified)	Budget	Forecast	Forecast
Petroleum, natural gas, minerals and Columbia River Treaty export electricity sales	$2,886	$2,487	$2,340
Natural gas price ($Cdn/gigajoule at plant inlet)	$6.50	$5.94	$5.31
Natural gas volumes (petajoules)	1,116	1,066	1,084
Annual per cent change	1.9%	-1.3%	0.4%
Oil price ($US/bbl at Cushing, Ok)	$62.41	$65.57	$71.54
Auctioned land base (000 hectares)	411	404	618
Average bid price/hectare ($)	$1,000	$858	$1,172
Metallurgical coal price ($US/tonne,fob west coast)	$90	$92	$92
Copper price ($US/lb)	$2.55	$3.15	$3.38

Columbia River Treaty sales
Annual quantity set by treaty (million mega-watt hours)	4.1	4.1	4.1
Mid-Columbia electricity price ($US/mega-watt hour)	$65	$66	$57

Components of revenue
Natural gas royalties	$1,699	$1,330	$1,166
Bonus bids, permits and fees	$500	$496	$544
Petroleum royalties	$112	$100	$107
Columbia River Treaty electricity sales	$285	$270	$225
Coal	$98	$93	$92
Minerals, metals and other	$161	$167	$175
Oil and Gas Commission fees	$31	$31	$31

Royalty programs and infrastructure credits
Summer drilling	$-40	$-46	$-47
Deep drilling	$-56	$-59	$-60
Marginal, low production and ultramarginal	$-113	$-121	$-124
Road and pipeline infrastructure	$-54	$-47	$-49

Implicit natural gas royalty rate	23.4%	21.0%	20.3%

Royalty program (marginal, low production and ultra marginal drilling) adjustments reflect reduced royalty rates.

Forests	$1,395	$1,296	$1,208
Prices (calendar year average)
SPF 2x4 ($US/1000 bd ft)	$269	$265	$248
Random Lengths Composite ($US/thousand board feet)	$304	$300	$283
Hemlock ($US/1000 bd ft)	$600	$600	$598
Pulp ($US/tonne)	$713	$776	$789
Coastal log ($Cdn/cubic metre, Vancouver Log Market, fiscal year)	$86	$104	$104
Fiscal Year Trade Assumptions
Export tax rate	12.7%	12.5%	15.0%
Lumber shipments and consumption (billion board feet)
U.S. lumber consumption	55.0	51.9	49.4
BC surge trigger volumes	11.7	11.0	10.5
BC lumber exports to US	9.8	9.7	9.4
Crown harvest volumes (million cubic metres)
Interior	52.0	51.0	51.8
Coast	14.0	12.8	13.2
Total	66.0	63.8	65.0
BC Timber Sales (included in above)	14.3	12.5	12.5
Components of revenue
Timber Tenures	$659	$644	$526
BC Timber Sales	$318	$303	$303
Softwood Lumber Agreement 2006 border tax	$376	$305	$337
Logging tax and other	$42	$44	$42

Revenue Source and Assumptions		1st Quarter	2nd Quarter
($ millions unless otherwise specified)	Budget	Forecast	Forecast
Health and social transfers	$4,644	$4,870	$4,851
National Cash Transfers
Canada Health Transfer (CHT) excluding Trusts, September 2004 First Ministers’ Meeting (FMM) and prior-year adjustments	$13,750	$13,750	$13,750
FMM	$7,598	$7,598	$7,598
Canada Social Transfer (CST)	$8,450	$9,487	$9,487
BC share of national population (June 1)	13.24%	13.27%	13.27%

BC health and social transfers revenue
CHT	$2,045	$2,091	$2,070
FMM	$1,006	$1,008	$1,008
Human Papillomavirus Immunization Trust	$0	$40	$40
Patient Wait Times Guarantee Trust	$0	$76	$76
2003 Medical Equipment ($200 million)	$19	$16	$16
FMM Capital Equipment Funding	$4	$4	$4
FMM Deferral (Base and Wait Times)	$267	$267	$268
CST	$1,303	$1,311	$1,311
2007/08 Child care spaces funding (one time)	$0	$33	$33
Prior-year adjustments	$0	$24	$25

Service delivery agency direct revenue	$4,430	$4,551	$4,680
School districts	$475	$484	$490
Universities	$1,661	$1,726	$1,752
Colleges, university colleges, and institutes	$550	$545	$546
Health authorities and hospital societies	$599	$650	$686
Children and family development agencies	$2	$2	$2
BC Transportation Financing Authority	$463	$466	$472
Other service delivery agencies	$680	$678	$732

Commercial Crown corporation net income	$2,503	$2,757	$2,815

BC Hydro	$365	$365	$365
reservoir water inflows (per cent of normal) (August 2006 forecast)	100%	109%	109%
mean gas price (Sumas, $US/Mmbtu - BC Hydro forecast based on NYMEX forward selling prices)	7.44	7.65	6.48
electricity prices (Mid-C, $US/MWh)	60.00	59.05	52.10
rate increases	2.10%	2.10%	2.10%

ICBC (projected earnings during government’s fiscal year)	$225	$484	$537
vehicle growth	+2.5%	+2.5%	+3.3%
claims cost trend	+6.3%	+4.0%	+4.5%
investment return (calculated on investment assets at cost)	5.5%	7.3%	7.8%
loss ratio	88.9%	85.2%	85.2%

Table A.7   2007/08 Updated Expense Assumptions

Ministry Programs and Assumptions		1st Quarter	2nd Quarter
($ millions unless otherwise specified)	Budget	Forecast	Forecast

Advanced Education	2,151	2,151	2,151
Student spaces (# of FTEs)	190,442	190,442	190,442

Attorney General	520	520	520
New cases filed/processed (# for all courts)	295,000	295,000	295,000
Crown Proceeding Act	28	28	28

Agriculture and Lands	270	270	257
Crown Land Special Account	80	80	67

Children and Family Development	1,867	1,867	1,867
Average children-in-care caseload (#)	9,150	9,200	9,200
Adult Community Living:
Residential Services:
Average caseload (#)	5,486	5,486	5,486
Average cost per client ($)	65,300	65,300	65,300
Day Programs:
Average caseload (#)	10,496	10,496	10,496
Average cost per client ($)	17,000	17,000	17,000

Education	5,494	5,494	5,494
Student enrolment (# of FTEs)	549,304	549,304	549,304

Ener[g]y, Mines and Petroleum Resources	77	77	57
Vancouver Island Gas Pipeline Assistance Agreement	34	34	14

Employment and Income Assistance	1,480	1,480	1,480
Average annual temporary assistance caseload (#)	41,870	41,870	41,870
Average annual disability assistance caseload (#)	64,000	64,000	64,000
Average annual total assistance caseload (#)	105,870	105,870	105,870

Forests and Ran[g]e	1,078	1,150	1,183
Direct fire fighting	55	113	117
BC timber sales	182	200	229

Health	12,967	12,967	12,967
Pharmacare demand/cost growth (per cent of change)	7.3%	7.3%	7.3%
Medical Services Plan (MSP)	3,057	3,057	3,057
Regional health sector funding	8,407	8,047	8,047

Public Safety and Solicitor General	603	656	659
Emergency Program Act	16	53	56

Mana[g]ement of public funds and debt	558	535	494
Interest rates for new provincial borrowing:
Short-term	4.24%	4.80%	4.49%
Long-term	4.84%	5.42%	5.16%
CDN/US exchange rate (cents)	87.1	94.7	96.5

Service delivery agency net spending	4,638	4,569	4,656
School districts	406	377	390
Universities	1,590	1,587	1,622
Colleges, university colleges, and institutes	545	526	533
Health authorities and hospital societies	740	707	704
Children and family development agencies	3	3	3
BC Transportation Financing Authority	720	719	705
Other service delivery agencies	634	650	699

Table A.8   2007/08 Service Delivery Agency Operating Results(1)

	Year-to-Date to September 30				Full Year
	2007/08			Actual	2007/08			Actual
($ millions)	Budget	Actual	Variance	2006/07	Budget	Forecast	Variance	2006/07

School districts

Revenue	2,678	2,769	91	2,667	5,200	5,244	44	5,178
Expense	(2,227)	(2,226)	1	(2,180)	(5,149)	(5,166)	(17)	(5,041)
	451	543	92	487	51	78	27	137
Accounting adjustments	35	1	(34)	(17)	18	22	4	61
Net impact	486	544	58	470	69	100	31	198

Universities

Revenue	1,279	1,305	26	1,251	2,813	2,917	104	2,751
Expense	(1,309)	(1,299)	10	(1,251)	(2,794)	(2,831)	(37)	(2,593)
	(30)	6	36	—	19	86	67	158
Accounting adjustments	26	4	(22)	22	52	44	(8)	95
Net impact	(4)	10	14	22	71	130	59	253

Colleges, university colleges, and institutes

Revenue	670	729	59	673	1,343	1,403	60	1,378
Expense	(644)	(666)	(22)	(624)	(1,353)	(1,390)	(37)	(1,310)
	26	63	37	49	(10)	13	23	68
Accounting adjustments	(9)	(3)	6	9	15	—	(15)	22
Net impact	17	60	43	58	5	13	8	90

Health authorities and hospital societies

Revenue	4,567	4,734	167	4,400	9,226	9,475	249	8,857
Expense	(4,626)	(4,721)	(95)	(4,402)	(9,345)	(9,519)	(174)	(8,892)
	(59)	13	72	(2)	(119)	(44)	75	(35)
Accounting adjustments	(8)	6	14	(11)	(22)	26	48	(88)
Net impact	(67)	19	86	(13)	(141)	(18)	123	(123)

Children and family development agencies

Revenue	344	340	(4)	305	687	687	—	631
Expense	(344)	(341)	3	(300)	(687)	(687)	—	(631)
	—	(1)	(1)	5	—	—	—	—
Accounting adjustments	—	2	2	—	(1)	(1)	—	1
Net impact	—	1	1	5	(1)	(1)	—	1

BC Transportation Financing Authority

Revenue	315	332	17	307	609	617	8	618
Expense	(266)	(276)	(10)	(259)	(720)	(705)	15	(585)
	49	56	7	48	(111)	(88)	23	33
Accounting adjustments	(73)	(74)	(1)	(82)	(145)	(145)	—	(155)
Net impact	(24)	(18)	6	(34)	(256)	(233)	23	(122)

	Year-to-Date to September 30				Full Year
	2007/08			Actual	2007/08			Actual
($ millions)	Budget	Actual	Variance	2006/07	Budget	Forecast	Variance	2006/07

British Columbia Housing Management Commission

Revenue	208	198	(10)	150	505	505	—	497
Expense	(208)	(198)	10	(148)	(505)	(505)	—	(497)
	—	—	—	2	—	—	—	—
Accounting adjustments	(2)	51	53	11	(4)	(5)	(1)	(15)
Net impact	(2)	51	53	13	(4)	(5)	(1)	(15)

British Columbia Transit

Revenue	69	71	2	65	187	187	—	165
Expense	(69)	(71)	(2)	(65)	(187)	(187)	—	(167)
	—	—	—	—	—	—	—	(2)
Accounting adjustments	(3)	(4)	(1)	3	(6)	(6)	—	—
Net impact	(3)	(4)	(1)	3	(6)	(6)	—	(2)

Tourism British Columbia

Revenue	38	35	(3)	39	58	58	—	60
Expense	(21)	(20)	1	(21)	(58)	(58)	—	(59)
	17	15	(2)	18	—	—	—	1
Accounting adjustments	—	(1)	(1)	1	—	—	—	7
Net impact	17	14	(3)	19	—	—	—	8

Vancouver Convention Centre Expansion Project Ltd.

Revenue	—	—	—	—	—	—	—	—
Expense	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
Accounting adjustments	18	17	(1)	—	36	40	4	107
Net impact	18	17	(1)	—	36	40	4	107

Other service delivery agencies

Revenue	336	397	61	292	671	706	35	722
Expense	(330)	(330)	—	(279)	(660)	(663)	(3)	(649)
	6	67	61	13	11	43	32	73
Accounting adjustments	4	29	25	64	8	(39)	(47)	48
Net impact	10	96	86	77	19	4	(15)	121

Total net impact	448	790	342	620	(208)	24	232	516

Total service delivery agency operating results:
Revenue	10,504	10,910	406	10,149	21,299	21,799	500	20,857
Accounting adjustments	(20)	30	50	2	(66)	(79)	(13)	73
	10,484	10,940	456	10,151	21,233	21,720	487	20,930
Expense	(10,044)	(10,148)	(104)	(9,529)	(21,458)	(21,711)	(253)	(20,424)
Accounting adjustments	8	(2)	(10)	(2)	17	15	(2)	10
	(10,036)	(10,150)	(114)	(9,531)	(21,441)	(21,696)	(255)	(20,414)
Total net impact	448	790	342	620	(208)	24	232	516

(1)          Revenue and expense are shown as reported in the entity financial statements and service plans, before consolidation and accounting adjustments.

Table A.9   2007/08 Full-Time Equivalents (FTEs)(1)

	2007/08			Actual
FTEs	Budget	Forecast	Variance	2006/07
Ministries and special offices (consolidated revenue fund)	30,416	30,416	—	28,647
Service delivery agencies(2)	3,975	3,975	—	3,917
Total FTEs	34,391	34,391	—	32,564

(1)

Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

(2)	Service delivery agencies FTE amounts do not include SUCH sector staff employment.

Table A.10  2007/08 Capital Spending

	Year-to-Date to September 30				Full Year
	2007/08			Actual	2007/08			Actual
($ millions)	Budget	Actual	Variance	2006/07	Budget	Forecast	Variance	2006/07
Taxpayer-supported
Education
Schools (K–12)	206	205	(1)	182	365	391	26	322
Post-secondary	326	422	96	389	857	966	109	874
Health	282	251	(31)	310	819	978	159	760
BC Transportation Financing Authority	461	479	18	436	922	1,056	134	821
Vancouver Convention Centre expansion project	134	113	(21)	41	206	257	51	108
Government operating (ministries)	136	62	(74)	75	325	325	—	309
Other(1)	38	69	31	44	75	128	53	172
Capital spending contingencies	—	—	—	—	295	105	(190)	—
Total taxpayer-supported	1,583	1,601	18	1,477	3,864	4,206	342	3,366

Self-supported
BC Hydro	523	491	(32)	356	995	1,063	68	807
BC Transmission Corporation	50	42	(8)	19	68	82	14	50
Columbia River power projects(2)	16	6	(10)	11	30	29	(1)	19
BC Rail	33	12	(21)	8	66	20	(46)	19
ICBC(3)	7	8	1	11	30	24	(6)	22
BC Lotteries	42	21	(21)	15	85	91	6	44
Liquor Distribution Branch	8	4	(4)	5	18	18	—	22

Total self-supported	679	584	(95)	425	1,292	1,327	35	983

Total capital spending	2,262	2,185	(77)	1,902	5,156	5,533	377	4,349

(1)	Includes BC Housing Management Commission, Provincial Rental Housing Corporation, Rapid Transit Project 2000, BC Transit and other service delivery agencies.
(2)	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.
(3)	Includes ICBC Properties Ltd.

Appendix

Table A.11  2007/08 Capital Expenditure Projects Greater Than $50 million(1)

Note: Information in bold type denotes changes from the first Quarterly Report.

	Anticipated	Total Costs	Anticipated	Total	Funding Sources
	Completion	to	Costs to	Anticipated	Provincial		Federal
($ millions)	Date	Sept. 30, 2007	Complete	Costs	Government		Government	Other
Health facilities(2)
Vancouver General Hospital redevelopment project	Fall 2007	155	1	156	156		—	—
Abbotsford Regional Hospital and Cancer Centre	Summer 2008	213	169	382	316		—	66
Surrey Outpatient Facility	Spring 2010	3	148	151	151		—	—
Victoria Royal Jubilee Hospital inpatient facility	Spring 2010	1	268	269	150		—	119
Kelowna General Hospital Ambulatory Care
Centre and Emergency Department	Summer 2010	—	119	119	61		—	58
Vernon Jubilee Hospital Diagnostic and
Treatment Building	Fall 2010	—	81	81	49		—	32
Total health facilities		372	786	1,158	883		—	275
Transportation(2)
Trans Canada Highway – 10 Mile (Park) Bridge	Winter 2007	116	14	130	68		62	—
Pitt River Bridge	Spring 2010	63	135	198	108		90	—
Sea-to-Sky Highway	Summer 2009	449	151	600	600	(3)	—	—
William R. Bennett Bridge	Summer 2008	113	31	144	144		—	—
Total transportation		741	331	1,072	920		152	—
Power generation
BC Hydro
– Mica Dam – generator stator replacement	Spring 2010	46	30	76	76		—	—
– Peace Canyon Dam – generator stator
replacement and rotor modification	Fall 2009	36	31	67	67		—	—
– Coquitlam Dam seismic upgrade	Fall 2007	56	10	66	66		—	—
– Aberfeldie redevelopment	Summer 2008	24	68	92	92		—	—
– GM Shrum G2–G4 stator replacement	Summer 2010	26	40	66	66		—	—
– Peace Canyon G1–G4 turbine overhaul	Fall 2009	18	37	55	55		—	—
– Revelstoke Unit 5 project	Fall 2010	12	318	330	330		—	—
BC Transmission Corporation
– System control centre modernization project	Fall 2008	96	37	133	133		—	—
Brilliant Expansion Power Corporation(4)
– Brilliant Dam power expansion	Summer 2007	196	9	205	205		—	—
Total power generation		510	580	1,090	1,090		—	—
Other
Vancouver Convention Centre expansion project(2)	Summer 2009	408	475	883	541		222	120

(1)	Only projects that have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may include projects that still require final approval.
(2)	Amounts shown include cost of construction, equipment, deferred development costs and land. Interest costs during construction are applied to the value of projects where direct borrowing is incurred.
(3)

Represents capital construction costs before the adition of enhanced rehabilitation and safety features. The total estimated outlays (including both capital construction and operating activities) for the project over 25 years is $1.983 billion, which assumes 2 per cent inflation per year and maximum performance payments.

(4)	A joint venture of the Columbia Power Corporation and the Columbia Basin Trust.

Appendix

Table A.12  2007/08 Provincial Debt(1)

	Balance	Balance at September 30, 2007				Forecast at March 31, 2008
	March 31,	Net	Debt Outstanding			Net	Debt Outstanding
($ millions)	2007	Change(2)	Actual	Budget	Variance	Change(2)	Forecast	Budget	Variance
Taxpayer-supported debt
Provincial government operating	9,505	(763)	8,742	9,464	(722)	(1,607)	7,898	9,125	(1,227)
Other taxpayer-supported debt (mainly capital)
Education(3)
Schools	4,724	76	4,800	4,847	(47)	241	4,965	4,961	4
Post-secondary institutions	2,909	84	2,993	3,203	(210)	422	3,331	3,438	(107)
	7,633	160	7,793	8,050	(257)	663	8,296	8,399	(103)
Health(3)	2,813	101	2,914	3,107	(193)	473	3,286	3,348	(62)
Highways and public transit
BC Transportation Financing Authority	3,237	432	3,669	3,710	(41)	847	4,084	4,058	26
Public transit	892	21	913	908	5	20	912	916	(4)
SkyTrain extension	1,153	—	1,153	1,150	3	—	1,153	1,150	3
BC Transit	96	(4)	92	81	11	(5)	91	78	13
	5,378	449	5,827	5,849	(22)	862	6,240	6,202	38
Other
Social housing(4)	216	4	220	290	(70)	(3)	213	272	(59)
Homeowner Protection Office	110	2	112	136	(24)	38	148	148	—
Other(5)	219	54	273	259	14	67	286	309	(23)
	545	60	605	685	(80)	102	647	729	(82)
Total other taxpayer-supported	16,369	770	17,139	17,691	(552)	2,100	18,469	18,678	(209)
Total taxpayer-supported debt	25,874	7	25,881	27,155	(1,274)	493	26,367	27,803	(1,436)
Self-supported debt
Commercial Crown corporations
BC Hydro	7,144	512	7,656	7,344	312	523	7,667	7,806	(139)
BC Transmission Corporation	37	40	77	71	6	58	95	95	—
Columbia River power projects(6)	236	(6)	230	315	(85)	(12)	224	381	(157)
Liquor Distribution Branch	3	—	3	3	—	(1)	2	2	—
Post-secondary institutions’ subsidiaries	53	—	53	—	53	—	53	—	53
	7,473	546	8,019	7,733	286	568	8,041	8,284	(243)
Warehouse borrowing program	—	354	354	—	354	—	—	—	—
Total self-supported debt	7,473	900	8,373	7,733	640	568	8,041	8,284	(243)
Forecast allowance	—	—	—	—	—	500	500	750	(250)
Total provincial debt	33,347	907	34,254	34,888	(634)	1,561	34,908	36,837	(1,929)

(1)   Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

(2)          Gross new long-term borrowing plus net change in short-term debt outstanding, less sinking fund contributions, sinking fund earnings and net maturities of long-term debt (after deduction of sinking fund balances for maturing issues).

(3)          Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

(4)   Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation.

(5)   Includes debt of other taxpayer-supported Crown corporations and agencies and fiscal agency loans to local governments. Also includes student loan guarantees, loan guarantees to agricultural producers, guarantees under economic development and home mortgage assistance programs, and loan guarantee provisions.

(6)   Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Appendix

Table A.13   2007/08 Statement of Financial Position

	Actual	Year-to-Date	Forecast
	March 31,	September 30,	March 31,
($ millions)	2007	2007	2008
Financial assets
Cash and temporary investments	3,367	4,309	3,516
Other financial assets	7,854	8,609	8,180
Sinking funds	3,798	3,737	3,789
Investments in commercial Crown corporations:
Retained earnings	4,396	4,910	5,047
Recoverable capital loans	7,170	7,733	7,761
	11,566	12,643	12,808
	26,585	29,298	28,293
Liabilities
Accounts payable and accrued liabilities	7,094	6,307	7,514
Deferred revenue	5,986	7,075	6,256
Debt:
Taxpayer-supported debt	25,874	25,881	26,367
Self-supported debt	7,473	8,373	8,041
Forecast allowance	—	—	500
Total provincial debt	33,347	34,254	34,908
Add: debt offset by sinking funds	3,798	3,737	3,789
Less: guarantees and non-guaranteed debt	(407)	(402)	(422)
Financial statement debt	36,738	37,589	38,275
	49,818	50,971	52,045
Net liabilities	(23,233)	(21,673)	(23,752)
Capital and other non-financial assets
Tangible capital assets	26,626	27,370	29,275
Other non-financial assets	943	966	938
	27,569	28,336	30,213
Accumulated surplus (deficit)	4,336	6,663	6,461

Changes in Financial Position

	Year-to-Date	Forecast
	September 30,	March 31,
($ millions)	2007	2008

(Increase) decrease in accumulated surplus	(2,327)	(2,125)
Change in comprehensive income and other equity adjustments	(77)	—
Surplus for the period	(2,404)	(2,125)
Capital and other non-financial asset changes:
Increase in taxpayer-supported capital investments	1,601	4,206
Less: amortization and other accounting changes	(857)	(1,557)
Change in net capital assets	744	2,649
Increase (decrease) in other non-financial assets	23	(5)
	767	2,644
Increase (decrease) in net liabilities	(1,637)	519
Investment and working capital changes:
Increase (reduction) in cash and temporary investments	942	149
Increase in total investment in commercial Crown corporations:
Increase (decrease) in retained earnings	514	651
Less: Change in comprehensive income	77	—
Self-supported capital investments	584	1,327
Less: loan repayments and other accounting changes	56	(736)
	1,154	1,242
Other working capital changes	392	(373)
	2,488	1,018
Increase (decrease) in financial statement debt	851	1,537
(Increase) decrease in sinking fund debt	61	9
Increase (decrease) in guarantees and non-guaranteed debt	(5)	15
Increase (decrease) in total provincial debt	907	1,561